UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 18, 2022

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐         No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐         No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐         No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated February 17, 2022, regarding establishment of strategy and digitalization committee.

Istanbul, February 17, 2022

Announcement Regarding the Establishment of Strategy and Digitalization Committee

As per the Turkish Commercial Code Article 366(2), our Company’s Board of Directors has resolved that “Strategy and Digitalization Committee” shall be established in order to assist the Board of Directors in fulfilling its oversight responsibilities by providing advice in relation to strategy, digitalization and effectiveness frameworks within Turkcell. The decisions of the committee, which will report to the Board of Directors, will be advisory.

The duties and responsibilities of the Committee have been determined as follows:

•	To provide advice and support for the preparation of Turkcell Group strategic plan,
•	To review the draft Turkcell Group strategic plan before being submitted to the Board of Directors for approval,
•	To monitor the Turkcell Group strategic plan on a regular basis,
•	To provide advice and support for Turkcell Group’s digital transformation and other substantial optimization and efficiency projects and to regularly monitor their implementation,
•	To conduct assessment and research requested by the Board of Directors with regards to its subject matter.

It has been resolved that Mr. Bülent Aksu, Mr. Nail Olpak, Ms. Figen Kılıç, Mr. Serkan Öztürk and Mr. M. Akif Konar shall be the committee members.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: February 18, 2022	By:	/s/ Ali Serdar Yağcı
Name: Ali Serdar Yağcı Title: Investor Relations and Corporate Finance Director

TURKCELL ILETISIM HIZMETLERI A.S.
Date: February 18, 2022	By:	/s/ Osman Yılmaz
Name: Osman Yılmaz Title: Chief Financial Officer